Filed Pursuant to Rule 424(b)(3)

Registration No. 333-236041

Prospectus Supplement No. 1 to Prospectus dated September 28, 2021

1847 HOLDINGS LLC

756,936 Common Shares

This Prospectus Supplement No. 1 (this “Supplement”) relates to the prospectus of 1847 Holdings LLC, dated September 28, 2021 (the “Prospectus”), relating to 756,936 common shares that may be sold from time to time by the selling shareholders named in the Prospectus. This Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Supplement supersedes the information contained in the Prospectus, and may not be delivered without the Prospectus.

This Supplement is being filed to include the information set forth in the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 13, 2021.

Our common shares are quoted on the OTCQB Market operated by OTC Markets Group Inc. under the symbol “EFSH.” On October 13, 2021, the closing price of our common shares on the OTCQB Market was $1.69.

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 28 of the Prospectus to read about factors you should consider before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is October 14, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 13, 2021 (October 6, 2021)

1847 HOLDINGS LLC
(Exact name of registrant as specified in its charter)

Delaware	000-56128	38-3922937
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

590 Madison Avenue, 21st Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 417-9800
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Securities Purchase Agreement and Closing of Acquisition

As previously disclosed, on September 23, 2021, 1847 Cabinet Inc. (“1847 Cabinet”), a wholly owned subsidiary of 1847 Holdings LLC (the “Company”), entered into a securities purchase agreement with High Mountain Door & Trim Inc., a Nevada corporation (“High Mountain”), Sierra Homes, LLC, a Nevada limited liability company (“Sierra Homes”), and Steven J. Parkey and Jose D. Garcia-Rendon (together, the “Sellers”), pursuant to which 1847 Cabinet agreed to acquire all of the issued and outstanding capital stock or other equity securities of High Mountain and Sierra Homes from the Sellers (the “Acquisition”).

On October 6, 2021, 1847 Cabinet, High Mountain, Sierra Homes and the Sellers entered into amendment No. 1 to securities purchase agreement to amend certain terms of the securities purchase agreement. On October 8, 2021, closing of the Acquisition was completed.

Pursuant to the terms of the securities purchase agreement, as amended (the “Purchase Agreement”), 1847 Cabinet acquired all of the issued and outstanding capital stock or other equity securities of High Mountain and Sierra Homes from the Sellers for an aggregate purchase price of $16,567,845, after certain adjustments made at closing and subject to additional post-closing adjustments as described below. The purchase price consists of (i) $10,687,500 in cash and (ii) the issuance by 1847 Cabinet of 6% subordinated convertible promissory notes in the aggregate principal amount of $5,880,345.

The purchase price is subject to a post-closing working capital adjustment provision. Under this provision, the Sellers delivered to 1847 Cabinet at the closing an unaudited balance sheet of High Mountain and Sierra Homes and a calculation of estimated net working capital of High Mountain and Sierra Homes as of that date. On or before the 75th day following the closing, 1847 Cabinet must deliver to the Sellers an unaudited balance sheet of High Mountain and Sierra Homes and its calculation of the final net working capital of High Mountain and Sierra Homes as of the closing date. If such final net working capital exceeds the estimated net working capital, 1847 Cabinet must, within seven days, pay to the Sellers an amount of cash that is equal to such excess. If the estimated net working capital exceeds the final net working capital, the Sellers must, within seven days, pay to 1847 Cabinet an amount in cash equal to such excess.

6% Subordinated Convertible Promissory Notes

As noted above, a portion of the purchase price for the Acquisition was paid by the issuance of 6% subordinated convertible promissory notes in the aggregate principal amount of $5,880,345 by 1847 Cabinet to the Sellers (the “Seller Notes”). The Seller Notes bear interest at a rate of six percent (6%) per annum and are due and payable on October 8, 2024; provided that upon an event of default (as defined in the Seller Notes), such interest rate shall increase to ten percent (10%) per annum. 1847 Cabinet may prepay the Seller Notes in whole or in part, without penalty or premium, upon ten (10) business days prior written notice to the holders of the Seller Notes.

At any time prior to October 8, 2022, the holders may, in their sole discretion, elect to convert up to twenty percent (20%) of the original principal amount of the Seller Notes and all accrued, but unpaid, interest into such number of shares of the common stock of 1847 Cabinet determined by dividing the amount to be converted by a conversion price determined by dividing (i) the fair market value of 1847 Cabinet (determined in accordance with the Seller Notes) by (ii) the number of shares of 1847 Cabinet outstanding on a fully diluted basis. The holders may also exchange the Seller Notes or any portion thereof for securities of the Company pursuant to the exchange agreement described below.

Pursuant to the terms of the Seller Notes, 1847 Cabinet must provide at least thirty (30) days prior notice prior to the consummation of a corporate transaction (as defined in the Seller Notes), which generally includes (i) the sale of all or substantially all of the assets of 1847 Cabinet, High Mountain and Sierra Homes, (ii) the merger, consolidation or any other reorganization of any of these companies, other than a reorganization where the holders of the voting securities of such companies prior to such reorganization continue to hold a majority of the outstanding voting securities after such reorganization; or (iii) any transfer (whether by sale, merger, consolidation or otherwise) of more that fifty percent (50%) of the outstanding voting securities of any of these companies. In the event of such corporate transaction, the Sellers may exercise their right to convert a portion of the outstanding principal balance and accrued but unpaid interest into 1847 Cabinet’s common stock, exercise their right to exchange all or any portion of the outstanding principal balance and accrued but unpaid interest pursuant to the exchange agreement, and/or accelerate the maturity date such that the outstanding principal balance together with all accrued but unpaid interest and all other amounts payable under the Seller Notes (less any amounts to be converted or exchanged, if applicable) shall become due and payable in full upon the consummation of the corporate transaction.

The Seller Notes contain customary events of default, including in the event of a default under the Senior Notes described below. The rights of the holders to receive payments under the Seller Notes are subordinated to the rights of the Purchasers under Senior Notes described below.

Exchange Agreement

On October 8, 2021, the Company entered into an exchange agreement with the Sellers (the “Exchange Agreement”), pursuant to which the Company granted the Sellers and their permitted assigns the right, but not the obligation, to exchange all of the principal amount and accrued but unpaid interest under the Seller Notes as may be the outstanding from time to time or any portion thereof for a number of common shares of the Company to be determined by dividing the amount to be converted by an exchange price equal to the higher of (i) the 30-day volume weighted average price for the common shares on the primary national securities exchange or over the counter market on which the common shares are traded over the thirty (30) trading days immediately prior to the applicable exchange date or (ii) $2.50 (subject to equitable adjustments for stock splits, stock combinations, recapitalizations and similar transactions).

Amended and Restated Management Services Agreement

As previously disclosed, on August 21, 2020, 1847 Cabinet entered into a management services agreement with 1847 Partners LLC (the “Manager”), pursuant to which 1847 Cabinet appointed the Manager to provide certain services to it for a quarterly management fee equal to the greater of $75,000 or 2% of adjusted net assets, as defined in that certain Management Services Agreement, dated April 15, 2013, between the Company and the Manager (the “Parent MSA”). On October 8, 2021, the parties entered into an amended and restated management services agreement (the “Amended and Restated MSA”).

Pursuant to the Amended and Restated MSA, the quarterly management fee was increased to $125,000 or 2% of adjusted net assets (as defined in the Parent MSA). The Amended and Restated MSA also revised the provision regarding removal of the Manager to provide that the Manager may be removed by 1847 Cabinet if: (i) a majority of 1847 Cabinet’s board of directors vote to terminate the Amended and Restated MSA and the holders of at least a majority of the then outstanding voting stock (other than voting stock beneficially owned by the Manager) vote to terminate the Amended and Restated MSA; (ii) neither Ellery W. Roberts nor his designated successor, heirs, beneficiaries or permitted assigns control the Manager, and such change occurred without the prior written consent of 1847 Cabinet’s board of directors; (iii) there is a finding by a court of competent jurisdiction in a final, non-appealable order that the Manager materially breached the terms of the Amended and Restated MSA and such breach continued unremedied for sixty (60) days after the Manager received written notice from 1847 Cabinet setting forth the terms of such breach, or the Manager acted with gross negligence, willful misconduct, bad faith or reckless disregard in performing its duties and obligations under Amended and Restated MSA or engaged in fraudulent or dishonest acts in connection with the business and operations of 1847 Cabinet; (iv) the Manager has been convicted of a felony under Federal or State law, 1847 Cabinet’s board of directors finds that the Manager is demonstrably and materially incapable of performing its duties and obligations under the Amended and Restated MSA, and the holders of at least sixty-six and two-thirds percentage (66 ⅔%) of then outstanding voting stock (other than voting stock beneficially owned by the Manager) vote to terminate the Amended and Restated MSA; or (v) there is a finding by a court of competent jurisdiction that the Manager has engaged in fraudulent or dishonest acts in connection with the business or operations of 1847 Cabinet or acted with gross negligence, willful misconduct, bad faith or reckless disregard in performing its duties and obligations under the Amended and Restated MSA, and the holders of at least sixty-six and two-thirds percentage (66 ⅔%) of the then outstanding voting stock (other than voting stock beneficially owned by the Manager) vote to terminate the Amended and Restated MSA.

Finally, the Amended and Restated MSA also revised the termination provision to provide that if there is a termination under section (i) of the preceding paragraph, then 1847 Cabinet must pay a termination fee to the Manager that is equal to three times (3x) the then current maximum annual management fee payable to the Manager, which shall be payable in eight (8) equal quarterly installments.

Second Amended and Restated Subordinated Secured Promissory Note

As previously disclosed, on September 30, 2020, 1847 Cabinet issued a subordinated secured promissory note to the Company in the principal amount of up to $4,525,000 to provide it with the funds necessary to acquire Kyle’s Custom Wood Shop, Inc. (“Kyle’s”), which was amended and restated as of December 11, 2020.

On October 8, 2021, the Company, 1847 Cabinet, Kyle’s, High Mountain and Sierra Homes entered into a second amended and restated subordinated secured promissory note in the principal amount of up to $15,955,325 (the “Intercompany Note”).

The Intercompany Note bears interest at the rate of 16% per annum. Interest on the Intercompany Note is cumulative and any unpaid accrued interest will compound on each anniversary date of the Intercompany Note. Interest is due and payable in arrears to the Company on December 1, March 1, June 1 and October 1, commencing on December 1, 2021. In the event payment of principal or interest due under the Intercompany Note is not made when due, giving effect to any grace period which may be applicable, or in the event of any other default (as defined in the Intercompany Note), the outstanding principal balance shall from the date of default immediately bear interest at the rate of 5% above the then applicable interest rate for so long as such default continues.

The Company may demand payment in full of the Intercompany Note, at any time, even if 1847 Cabinet has complied with all of the terms of the Intercompany Note, and the Intercompany Note shall be due in full, without demand, upon the third party sale of all or substantially all the assets and business of 1847 Cabinet or the third party sale or other disposition of any capital stock of 1847 Cabinet. 1847 Cabinet may prepay the Intercompany Note at any time without penalty.

If and to the extent any amounts are owing under the Senior Notes described below due to a default thereunder, in addition to payment obligations due under the Intercompany Note, 1847 Cabinet is required to immediately make payments to the Company so that the Company may make payments in compliance with the terms of the Senior Notes.

The Intercompany Note contains customary covenants and events of default for loans of this type. The Intercompany Note is guaranteed by Kyle’s, High Mountain and Sierra Homes and is secured by a security interest in all of the assets of 1847 Cabinet, Kyle’s, High Mountain and Sierra Homes; provided that the rights of the Company to receive payments under the Intercompany Note are subordinated to the rights of the Purchasers under Senior Notes described below.

Secured Convertible Promissory Notes

On October 8, 2021, the Company and each of its subsidiaries 1847 Asien Inc., 1847 Wolo Inc., 1847 Cabinet Inc., Asien’s Appliance, Inc., Wolo Mfg. Corp., Wolo Industrial Horn & Signal, Inc., Kyle’s Custom Wood Shop, Inc., High Mountain and Sierra Homes (collectively, the “Guarantors”) entered into a note purchase agreement (the “Note Purchase Agreement”) with two institutional investors (the “Purchasers”), including Leonite Capital LLC (“Leonite”), pursuant to which the Company issued to the Purchasers secured convertible promissory notes in the aggregate principal amount of $24,860,000 (the “Senior Notes”).

The Senior Notes contain an aggregate original issue discount of $497,200. As a result, the total purchase price was $24,362,800. After payment of expenses of $742,825, the Company received net proceeds of $23,619,975, of which $10,687,500 was used to fund the cash portion of the purchase price for the Acquisition.

The Senior Notes bear interest at a rate per annum equal to the greater of (i) 4.75% plus the U.S. Prime Rate that appears in The Wall Street Journal from time to time or (ii) 8%; provided that, upon an event of default (as defined in the Senior Notes), such rate shall increase to 24% or the maximum legal rate. Payments of interest only, computed at such rate on the outstanding principal amount, will be due and payable quarterly in arrears commencing on January 1, 2022 and continuing on the first day of each calendar quarter thereafter through and including the maturity date, October 8, 2026.

The Company may voluntarily prepay the Senior Notes in whole or in part upon payment of a prepayment fee in an amount equal to 10% of the principal and interest paid in connection with such prepayment. In addition, immediately upon receipt by the Company or any Guarantor of any proceeds from any issuance of indebtedness (other than certain permitted indebtedness), any proceeds of any sale or disposition by the Company or any Guarantor of any of the collateral or any of its respective assets (other than asset sales or dispositions in the ordinary course of business which are permitted by the Note Purchase Agreement), or any proceeds from any casualty insurance policies or eminent domain, condemnation or similar proceedings, the Company must prepay the Senior Notes in an amount equal to all such proceeds, net of reasonable and customary transaction costs, fees and expenses properly attributable to such transaction and payable by the Company or a Guarantor in connection therewith (in each case, paid to non-affiliates).

The holders of the Senior Notes may, in their sole discretion, elect to convert any outstanding and unpaid principal portion of the Senior Notes, and any accrued but unpaid interest on such portion, into common shares of the Company at a conversion price equal to $2.50 (subject to equitable adjustments for stock splits, stock combinations, recapitalizations and similar transactions, as well as for future issuances below the conversion price). Notwithstanding the foregoing, the Senior Notes contain a beneficial ownership limitation, which provides that the Company shall not effect any conversion to the extent that after giving effect to the conversion, the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon such conversion. Upon no fewer than 61 days’ prior notice to the Company, a holder may increase or decrease such beneficial ownership limitation (up to a maximum of 9.99%) and any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company.

Pursuant to the terms of the Senior Notes, until the date that is eighteen (18) months after the issuance date of the Senior Notes, the holders shall have the right, but not the obligation, to participate in any securities offering of the Company other than a permitted issuance (as defined in the Note Purchase Agreement) in an amount of up to the original principal amount of the Senior Notes. In addition, the holders shall have the right of first refusal to participate in any issuance of indebtedness by the Company until the Senior Notes have been terminated; provided, however, that this right of first refusal shall not apply to permitted issuances.

The Note Purchase Agreement and the Senior Notes contain customary representations, warranties, affirmative and negative financial and other covenants and events of default for loans of this type. The Senior Notes are guaranteed by each of the Guarantors pursuant to a guaranty agreement that the Guarantors entered into with Leonite, as administrative agent, on October 8, 2021 (the “Guaranty Agreement”), and are secured by a first priority security interest in all of the assets of the Company and the Guarantors pursuant to (i) a security agreement that the Company and the Guarantors entered into with Leonite, as administrative agent, on October 8, 2021 (the “Security Agreement”) and (ii) an intellectual property security agreement that Wolo Mfg. Corp. and Wolo Industrial Horn & Signal, Inc. entered into with Leonite, as administrative agent, on October 8, 2021 (the “IP Security Agreement”).

Equity Issuance

In connection with the loan made by Leonite, on October 8, 2021, the Company issued to Leonite a warrant for the purchase of 250,000 common shares of the Company with an exercise price of $0.01 per share, a warrant for the purchase of 500,000 common shares of the Company with an exercise price of $2.50 per share (together, the “Warrants”), and a number of shares or membership units, as applicable, representing a 7.50% fully-diluted ownership interest in each of High Mountain and Sierra Homes.

The exercise price of the Warrants is subject to equitable adjustments for stock splits, stock combinations, recapitalizations and similar transactions, as well as for future issuances below the exercise price. The Warrants may also be exercised on a cashless basis if at the time of exercise there is no effective registration statement registering the common shares issuable upon exercise of the Warrants. Notwithstanding the foregoing, the Warrants contain a beneficial ownership limitation, which provides that the Company shall not effect any exercise to the extent that after giving effect to the exercise, the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon such exercise. Upon no fewer than 61 days’ prior notice to the Company, a holder may increase or decrease such beneficial ownership limitation (up to a maximum of 9.99%) and any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company.

Amendment to 6% Amortizing Promissory Note

As previously disclosed, on July 29, 2020, 1847 Asien Inc. (“1847 Asien”) entered into a securities purchase agreement with Joerg Christian Wilhelmsen and Susan Kay Wilhelmsen, as Trustees of the Wilhelmsen Family Trust, U/D/T dated May 1, 1992, who previously sold Asien’s Appliance, Inc. to 1847 Asien (the “Asien’s Seller”), pursuant to which the Asien’s Seller sold to 415,000 of the Company’s common shares to 1847 Asien a purchase price of $2.50 per share. As consideration, 1847 Asien issued to the Asien’s Seller a two-year 6% amortizing promissory note in the aggregate principal amount of $1,037,500.

On October 8, 2021, 1847 Asien and the Asien’s Seller entered into amendment no. 1 to securities purchase agreement (the “Amendment”) to amend certain terms of the securities purchase agreement and the 6% amortizing promissory note. Pursuant to the Amendment, the repayment terms of the 6% amortizing promissory note were revised so that one-half (50%) of the outstanding principal amount ($518,750) and all accrued interest thereon shall be amortized on a two-year straight-line basis and payable quarterly in accordance with the amortization schedule set forth on Exhibit A to the Amendment, except for the payments that were initially scheduled on January 1, 2022 and April 1, 2022, which were paid from the proceeds of the Senior Notes, and the second-half (50%) of the outstanding principal amount ($518,750) and all accrued, but unpaid interest thereon shall be paid on the second anniversary of the date of the 6% amortizing promissory note, along with any other unpaid principal or accrued interest thereon.

The foregoing descriptions of the Purchase Agreement, the Seller Notes, the Exchange Agreement, the Amended and Restated MSA, the Intercompany Note, the Note Purchase Agreement, the Senior Notes, the Guaranty Agreement, the Security Agreement, the IP Security Agreement, the Warrants and the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of those documents filed as exhibits to this report, which are incorporated herein by reference.

Item 2.01 Completion of Acquisition or Disposition of Assets.

The information set forth under Item 1.01 is incorporated by reference into this Item 2.01.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 is incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 regarding the issuance of the Senior Notes and the Warrants is incorporated by reference into this Item 3.02. The issuance of these securities is being made in reliance upon an exemption from the registration requirements of Section 5 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired

The financial statements of High Mountain and Sierra Homes will be filed by an amendment to this Form 8-K within 71 calendar days of the date hereof.

(b) Pro forma financial information

Pro forma financial information will also be filed by an amendment to this Form 8-K within 71 calendar days of the date hereof.

(d) Exhibits

Exhibit No.	Description of Exhibit
4.1	Warrant for Common Shares issued by 1847 Holdings LLC to Leonite Capital LLC on October 8, 2021
4.2	Warrant for Common Shares issued by 1847 Holdings LLC to Leonite Capital LLC on October 8, 2021
10.1	Securities Purchase Agreement, dated September 23, 2021, among 1847 Cabinet Inc., High Mountain Door & Trim Inc., Sierra Homes, LLC, Steven J. Parkey and Jose D. Garcia-Rendon
10.2	Amendment No.1 to Securities Purchase Agreement, dated October 6, 2021, among 1847 Cabinet Inc., High Mountain Door & Trim Inc., Sierra Homes, LLC, Steven J. Parkey and Jose D. Garcia-Rendon
10.3	6% Subordinated Convertible Promissory Note issued by 1847 Cabinet Inc. to Steven J. Parkey on October 8, 2021
10.4	6% Subordinated Convertible Promissory Note issued by 1847 Cabinet Inc. to Jose D. Garcia-Rendon on October 8, 2021
10.5	Exchange Agreement, dated October 8, 2021, among 1847 Holdings LLC, Steven J. Parkey and Jose D. Garcia-Rendon
10.6	Management Services Agreement, dated August 21, 2020, by and between 1847 Cabinet Inc. and 1847 Partners LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on October 7, 2020)
10.7	Amended and Restated Management Services Agreement, dated October 8, 2021, between 1847 Cabinet Inc. and 1847 Partners LLC
10.8	Secured Promissory Note issued by 1847 Holdings LLC to 1847 Cabinet Inc. on September 30, 2020 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on October 7, 2020)
10.9	Amended and Restated Secured Promissory Note issued by 1847 Holdings LLC to 1847 Cabinet Inc. on December 11, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 11, 2020)
10.10	Second Amended and Restated Secured Promissory Note issued by 1847 Holdings LLC to 1847 Cabinet Inc. on October 8, 2021
10.11	Note Purchase Agreement, dated October 8, 2021, among 1847 Holdings LLC, 1847 Asien Inc., 1847 Wolo Inc., 1847 Cabinet Inc., Asien’s Appliance, Inc., Wolo Mfg. Corp., Wolo Industrial Horn & Signal, Inc., Kyle’s Custom Wood Shop, Inc., High Mountain Door & Trim Inc., Sierra Homes, LLC, SILAC Insurance Company and Leonite Capital, LLC
10.12	Secured Convertible Promissory Note issued by 1847 Holdings LLC to SILAC Insurance Company on October 8, 2021
10.13	Secured Convertible Promissory Note issued by 1847 Holdings LLC to SILAC Insurance Company on October 8, 2021
10.14	Secured Convertible Promissory Note issued by 1847 Holdings LLC to Leonite Capital LLC on October 8, 2021
10.15	Guaranty Agreement, dated October 8, 2021, among 1847 Asien Inc., 1847 Wolo Inc., 1847 Cabinet Inc., Asien’s Appliance, Inc., Wolo Mfg. Corp., Wolo Industrial Horn & Signal, Inc., Kyle’s Custom Wood Shop, Inc., High Mountain Door & Trim Inc., Sierra Homes, LLC and Leonite Capital LLC
10.16	Security Agreement, dated October 8, 2021, among 1847 Holdings LLC, 1847 Asien Inc., 1847 Wolo Inc., 1847 Cabinet Inc., Asien’s Appliance, Inc., Wolo Mfg. Corp., Wolo Industrial Horn & Signal, Inc., Kyle’s Custom Wood Shop, Inc., High Mountain Door & Trim Inc., Sierra Homes, LLC and Leonite Capital, LLC
10.17	Intellectual Property Security Agreement, dated October 8, 2021, among Wolo Mfg. Corp., Wolo Industrial Horn & Signal, Inc. and Leonite Capital, LLC
10.18	Amendment No. 1 to Securities Purchase Agreement, dated October 8, 2021, between 1847 Asien Inc. and Joerg Christian Wilhelmsen and Susan Kay Wilhelmsen, as Trustees of the Wilhelmsen Family Trust, U/D/T dated May 1, 1992
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 13, 2021	1847 HOLDINGS LLC

/s/ Ellery W. Roberts
	Name:	Ellery W. Roberts
	Title:	Chief Executive Officer